82-1544

04012854

Amer Group Plc

STOCK EXCHANGE RELEASE 1(16)
February 5, 2004 at 1.00 pm

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

SUPPL

AMER GROUP 2003 FINAL RESULTS

Net sales EUR 1,104.4 million (2002: EUR 1,101.9 million)
Operating profit EUR 101.3 million (2002: EUR 103.0 million)
Profit before extraordinary items and taxes EUR 93.1 million (2002: EUR 95.6 million)
Earnings per share EUR 2.77 (2002: EUR 2.95)
Proposed dividend EUR 1.40 (2002: EUR 1.40)

Amer Group's net sales in 2003 were similar to 2002's with a good level of profitability being achieved. Cash flow from operating activities was also good and the balance sheet remained strong.

Movements in foreign exchange rates depressed Amer Group's net sales by EUR 103.0 million, which was due to the strengthening of the euro especially against the US dollar. The impact on operating profit was slightly negative.

Market conditions in the sports equipment industry were challenging in 2003. In the first half of the year the market suffered from weak demand for sports equipment, especially in the United States. Signs of a pick up in demand were observed in the final quarter, and Amer Group believes that demand will be somewhat brisker in 2004.

In late 2002 Amer acquired Precor, a fitness equipment manufacturer, and following its successful integration into the Group, it achieved the best result in its history in 2003. Team Sports also continued to perform well. However, the golf equipment market remained very competitive, and the Golf Division's sales fell and it became unprofitable.

In November Amer began negotiations concerning its withdrawal from its tobacco business. This will be completed on 26 March 2004, whereupon Amer Group will be a pure sports equipment company focused on achieving its goal of becoming the world leader in its field.

The Board of Directors proposes that a dividend of EUR 1.40 per share be paid for the 2003 financial year, which represents a dividend ratio of 53%. A dividend of EUR 1.40 per share was paid for the 2002 financial year. According to the Board's proposal the record date will be 22 March 2004 and the dividend will be paid on 29 March 2004.

dlw 2/18

NET SALES AND OPERATING PROFIT

The Group's net sales were EUR 1,104.4 million (2002: EUR 1,101.9 million). The acquisition of the US fitness equipment manufacturer Precor in late 2002 boosted net sales by EUR 137.5 million in 2003.

Foreign exchange rate movements reduced net sales by EUR 103.0 million during the year, due mainly to strengthening of the euro against the US dollar.

Net sales by market area were as follows: North America 51%, Europe 37%, Japan 5%, Asia Pacific 3% and the rest of the world 4%. Sales were flat in Europe and North America and rose by 10% in Asia Pacific. Sales declined in Japan by 11% and in the rest of the world by 12%. Net sales in local currencies rose by 18% in North America, by 3% in Europe and by 27% in Asia Pacific, but declined by 5% in Japan.

The Group's operating profit amounted to EUR 101.3 million (2002: EUR 103.0 million). The net effect of exchange rate movements on operating profit was slightly negative as the currency effect of consolidation could not be fully compensated. Due to competitive markets, the positive effect of cheaper dollar-denominated purchases was diluted by a slight reduction in selling prices in Europe. On the other hand, euro-denominated manufacturing costs could not be fully passed on in terms of selling prices in the United States.

The inclusion of the Fitness Equipment Division for its first full year of ownership boosted operating profit by EUR 14.9 million (after goodwill amortization). The Group's operating profit as a proportion of net sales was 9.2% (2002: 9.3%). Profit before extraordinary items and taxes totaled EUR 93.1 million (2002: EUR 95.6 million) and net profit was EUR 64.7 million (2002: EUR 68.5 million). Earnings per share were EUR 2.77 (2002: EUR 2.95). Group operating profit included a gain of USD 23.0 million, i.e. EUR 20.5 million, following the amicable settlement of a patent litigation case in the United States.

Net financing expenses were EUR 8.2 million (2002: EUR 7.4 million), representing 0.7% of net sales.

Taxes for the 2003 financial year were EUR 28.0 million (2002: EUR 26.5 million). The tax rate rose from 28% to 30%.

Return on capital employed (ROCE) fell from 18.3% to 16.9%. Return on equity was down from 15.5% to 14.5%.

Q4 RESULTS

The Group's Q4 net sales were EUR 267.6 million (2002: EUR 266.1 million). Exchange rate movements depressed net sales by EUR 20 million.

The Group's Q4 operating profit was EUR 19.0 million (2002: EUR 25.8 million). The reduction in operating profit was principally due to losses reported by the Golf Division. Exchange rate movements had a

minimal impact on operating profit in the fourth quarter. Q4 profit before extraordinary items and taxes was EUR 17.1 million (2002: EUR 23.6 million).

The fourth quarter is high season for Winter Sports, which thus accounts for a larger share of the Group's net sales in Q4 than it does in the preceeding quarters. Atomic's fourth-quarter net sales rose by 10% and operating profit fell by 4% compared with Q4 of the previous year.

DIVISIONAL REVIEWS

The Racquet Sports Division's net sales in 2003 were EUR 210.9 million (2002: EUR 243.9 million). Operating profit was EUR 20.4 million (2002: EUR 25.6 million). Comparable net sales in local currencies fell by 2%. Sales picked up in the second half of the year, and comparable H2 net sales in local currencies were 4% up on the same period in 2002. Wilson strengthened its position as the No. 1 brand in tennis equipment. The company's global market share rose to 36% in tennis racquets and to 24% in tennis balls.

The Golf Division made an operating loss of EUR 11.4 million (2002: operating profit EUR 7.1 million) on net sales of EUR 158.5 million (2002: EUR 213.3 million). Comparable net sales in local currencies fell by 16%. Sales of golf balls weakened amidst fierce competition, and Wilson's market share in golf balls fell to 4%. The market share in golf clubs also fell to 4%. The primary goal for the Golf Division in 2004 is a return to profitability.

The Team Sports Division's net sales were EUR 183.6 million (2002: EUR 203.9 million) and its operating profit was EUR 21.1 million (2002: EUR 24.0 million). In local currencies, net sales rose by 7% and operating profit by 4%. Sales of baseball and softball bats rose by 21% and sales of basketballs by 10%. In November, Team Sports' baseball and softball businesses were expanded into training equipment with the acquisition of Athletic Training Equipment Company Inc. (ATEC). The acquisition price was USD 10.5 million. ATEC's net sales are about USD 11 million and the company is highly profitable.

In addition to sales of racquet sports, golf and team sports equipment, global sales of other products manufactured under license from Wilson totaled approximately EUR 120 million.

The 2002/2003 winter sports season began with poor snow conditions in Germany and Austria, which reduced the volume of re-orders received at the beginning of 2003. The Winter Sports Division's net sales fell by 6% to EUR 188.5 million (2002: EUR 201.6 million). Net sales in local currencies were down 3%. Operating profit was EUR 28.3 million (2002: EUR 39.6 million). Atomic retained in position

as the world's No. 1 alpine ski brand. In December, the Company acquired Volant, an upmarket North American ski brand. The acquisition also included several ski technology patents. The Volant brand's annual net sales total approximately EUR 4 million.

Precor's first full year as Amer Sports' Fitness Equipment Division was a successful one. Net sales were EUR 177.0 million (pro forma 2002: EUR 202.4 million) and operating profit EUR 26.8 million (pro forma 2002: EUR 23.4 million). Comparable net sales in local currencies rose by 3% and operating profit was up significantly. The strongest growth was in sales of stationary cycles.

Suunto continued to focus on sports instruments and sales of Suunto wristop computers rose by 5% in 2003. Wristop computers and diving instruments accounted for 64% (2002: 60%) of Suunto's net sales. Net sales in local currencies fell by 6%, as non-core third-party products were eliminated from the company's product range and demand for diving instruments declined. Euro-denominated net sales fell by 10% to EUR 76.6 million (2002: EUR 85.3 million). Operating profit was EUR 7.5 million (2002: EUR 10.5 million).

In tobacco, the Finnish market contracted and Amer Tobacco's net sales fell by 4% to EUR 109.3 million (2002: EUR 114.4 million) as a result. Net sales were also depressed by the increased popularity of low-priced products and the impact of a price reduction affecting the L&M product family. Operating profit rose by 3% to EUR 9.5 million (2002: EUR 9.2 million) as the strength of the euro against the US dollar reduced raw material costs. The Company paid excise duty of EUR 391.1 million on cigarettes.

CAPITAL EXPENDITURE

The Group's gross capital expenditure on fixed assets was EUR 18.4 million (2002: EUR 24.1 million).

| EUR million | 2003 | 2002 |
|---|---|---|
| Racquet Sports | 3.2 | 6.0 |
| Golf | 2.3 | 1.3 |
| Team Sports | 1.8 | 5.0 |
| Winter Sports | 5.3 | 6.4 |
| Fitness Equipment | 3.1 | 0.5 |
| Sports Instruments | 1.1 | 2.3 |
| Tobacco | 1.2 | 1.7 |
| Headquarters | 0.4 | 0.9 |
| Total | 18.4 | 24.1 |

Investments in production accounted for most of the capital expenditure.

Atomic Sports Europe Services GmbH built a logistics centre at Überherrn in Germany in December 2002. EUR 2.2 million of the investment was allocated to the 2003 financial year. Since January 2003 Suunto's shipments to all the main markets of Europe have been handled directly from Überherrn. Shipments of racquet sports and team sports equipment from Überherrn began in summer 2003.

Income from sales of real estate shares and other fixed assets totaled EUR 6.2 million during the year.

## RESEARCH AND DEVELOPMENT

R&D expenditure amounted to EUR 30.7 million (2002: EUR 23.9 million), representing 2.8% (2002: 2.2%) of net sales.

| EUR million | 2003 | 2002 |
|---|---|---|
| Racquet Sports | 4.6 | 5.4 |
| Golf | 3.5 | 4.5 |
| Team Sports | 1.7 | 2.0 |
| Winter Sports | 6.1 | 5.3 |
| Fitness Equipment | 8.8 | 1.7 |
| Sports Instruments | 6.0 | 5.0 |
| Tobacco | - | - |
| Total | 30.7 | 23.9 |

## FINANCIAL POSITION AND CASH FLOW

The Group's financial position and liquidity remained strong during the year. Cash flow from operating activities after interest and taxes was EUR 88.6 million (2002: EUR 90.0 million). There was a net cash outflow relating to acquisitions and capital expenditure on fixed assets of EUR 23.8 million (2002: EUR -net cash outflow 177.8 million). Dividends totaling EUR 33.0 million (2002: EUR 25.9 million) were paid.

The Group's year-end net debt totaled EUR 140.6 million (2002: EUR 209.9 million). Exchange rate movements reduced net debt by EUR 33 million.

Most of the Group's financing is raised through the issuance of commercial paper. In January 2003 the Group's existing EUR 100 million commercial paper program was increased to EUR 200 million. The Group did not initiate any other significant new financing-related measures during the year.

At the end of 2003, EUR 32.2 million of the Group's debt matured after 12 months. In addition the Group had EUR 139 million of unused committed credit facilities, of which EUR 99 million will mature after 2004.

The equity ratio rose during the year to 50.5% (2002: 45.6%), and gearing was 31% (2002: 47%).

PERSONNEL

The number of Amer Group employees rose by 74. At the end of the year the Group had 4,013 (2002: 3,939) employees. The average number of employees during 2003 was 4,089 (2002: 3,827).

| | 31 Dec 2003 | 31 Dec 2002 |
|---|---|---|
| Racquet Sports | 614 | 562 |
| Golf | 799 | 805 |
| Team Sports | 530 | 505 |
| Winter Sports | 712 | 636 |
| Fitness Equipment | 471 | 464 |
| Sports Instruments | 519 | 577 |
| Tobacco | 323 | 346 |

The Parent Company, Amer Group Plc, had 45 (2002: 44) employees at the end of the year with an average of 45 (2002: 45) during the year.

At the end of the year, the Group had 1,554 employees in the United States, 652 in Finland, 590 in Austria and 1,217 in the rest of the world.

THE PARENT COMPANY'S BOARD OF DIRECTORS AND AUDITOR

At the Annual General Meeting held on 20 March 2003 it was resolved that the Board of Directors would consist of six members. Of the Board Members whose terms of office were scheduled to expire, Mr Ilkka Brotherus and Mr Timo Maasilta were re-elected for the term 2003-2005 and Mr Tuomo Lähdesmäki was re-elected for the term 2003-2004. Mr Felix Bjöklund (term 2002-2004), Mr Pekka Kainulainen (term 2001-2003), and Mr Roger Talermo (term 2001-2003) continued to serve as Board Members. At its first meeting the new Board of Directors elected Mr Pekka Kainulainen as Chairman and Mr Ilkka Brotherus as Vice Chairman.

SVH PricewaterhouseCoopers Oy, Authorised Public Accountants, were elected Auditors of the Company, with the auditor in charge being Mr Göran Lindell, A.P.A.

SHARES

The Company had 12,314 registered shareholders at the end of the year. Nominees accounted for 47% (2002: 54%) of the total shares in issue.

The last Amer Group Plc share trade in 2003 on Helsinki Exchanges was executed at a price of EUR 34.35, representing a 2% decline over the year. Altogether 75% of the shares in issue changed hands during the year, with 17.1 million shares or 73% being traded on the Helsinki Exchanges, and 0.5 million or 2% on the London Stock Exchange. The share price was at its lowest in June and at its highest in January. In Helsinki, the share price high was EUR 36.50 and the low EUR 26.03, averaging EUR 30.07.

In June the Company was notified that Fidelity International Limited's holding of Amer Group Plc shares and voting rights had fallen to 9.90%. In October Fidelity International Limited reported that its holding had fallen to 4.97%.

The 1998 C warrants, the subscription period of which began on 1 January 2003, were listed on Helsinki Exchanges and combined with the A/B warrants as one security on 2 January 2003.

During the year a total of 257,500 new shares subscribed for on the basis of the 1998 A/B/C warrants scheme were registered, as a consequence of which Amer Group's share capital grew by EUR 1,030,000 in 2003. In December 2003 a total of 91,100 shares were subscribed for on the basis of the 1998 warrants scheme. Of these, 38,450 were registered in January 2004 and 52,650 will be registered in February 2004. After the corresponding increases in share capital, the number of shares that can still be subscribed for on the basis of the 1998 warrant scheme is 382,900.

The Annual General Meeting held on 20 March 2003 approved a new warrant scheme. By the end of the subscription period all 550,000 warrants of the 2003 scheme had been subscribed. The subscription period was 10 April - 30 June 2003. Each warrant may be exercised to subscribe for one Amer Group Plc share. The share subscription period is 1 January 2006 - 31 December 2008 and the subscription price is EUR 37.90.

The Annual General Meeting decided to reduce the maximum number of 2002 warrants to 572,500 and to cancel the 327,500 still undistributed warrants of that scheme. As a consequence of this decision, the Company's share capital may still increase by EUR 2,290,000 instead of EUR 3,600,000, and the number of issued shares may rise by 572,500 instead of 900,000.

The Board of Directors also decided to reduce the Company's share capital by EUR 3,873,200 by cancelling without charge 968,300 of its own shares held by the Company. However, the notice of registration of the share capital reduction was sent to the Trade Registry after the statutory one-month deadline, as a consequence of which the AGM's approval of the reduction was invalidated. As the cancelled shares are held by the Company, the failure to register the

reduction in time has no effect on the Company's business or its financial standing. The Board of Directors decided that the matter would be resubmitted to the 2004 Annual General Meeting and that no Extraordinary General Meeting would be convened for that purpose.

At the end of the year the Company held 968,300 own shares, representing 4% of the share capital and votes.

At the end of the year, the number of the shares in issue was 24,453,520 and the share capital totaled EUR 97,814,080. The Company's year-end market capitalization excluding own shares was EUR 806.7 million.

At the end of the year under review the Board of Directors had no outstanding authorizations to issue shares.

AMER GROUP GAINS USD 23 MILLION FROM PATENT LITIGATION SETTLEMENT

Amer Group's results for the 2003 financial year includes a gain of USD 23 million, i.e. EUR 20.5 million, following the amicable settlement of a patent litigation case in the USA. The Life Fitness division of Brunswick Corporation paid the settlement amount in return for a sublicense to use Precor's patented technology in elliptical fitness equipment. In addition, Precor will receive royalties on all future sales of Life Fitness products in which the patented technology is used.

REORGANIZATION OF WILSON

In April 2003, Amer Sports initiated a reorganization of its Wilson businesses in the United States. Wilson's corporate functions were decentralized to the business areas, the management functions responsible for the sales of Wilson Golf and Wilson Racquet Sports in the US were combined, and Wilson's remaining golf club and bag assembly operations in the US were outsourced. The reorganization and associated adjustment of its cost structure to correspond to prevailing business and market conditions is expected to yield savings of about USD 12 million in 2004. 2003's results include additional costs of about EUR 4 million arising from this reorganization.

WITHDRAWAL FROM THE TOBACCO BUSINESS

In November, Amer Group announced that it was reviewing the possibility of withdrawing from its non-core tobacco business. On 26 November, Amer Tobacco Ltd began employer/employee negotiations in this respect. In January 2004, Philip Morris and Amer Tobacco reached an agreement on the premature termination of the latter's manufacturing and marketing license and on the sale of certain assets. The consideration from Philip Morris will be EUR 29 million

and the estimated positive impact on Amer's operating profit in the first quarter of 2004 EUR 18 million. In addition, Philip Morris will also acquire Amer Tobacco's inventory following a physical count on 26 March 2004.

The exclusive right Amer Tobacco Ltd holds to produce and sell Philip Morris cigarettes in Finland will end on 26 March 2004. Altogether 250 jobs will be lost as a consequence of production being discontinued. Seventy Amer Tobacco staff will be transferred to Philip Morris as part of the agreement. Amer Tobacco's factory premises are not included in the deal. The transaction requires approval from the relevant competition authorities.

EVENTS FOLLOWING THE YEAR END

In January 2004 the Fitness Equipment Division strengthened its position as a full-line supplier of fitness equipment by acquiring the operations of Fitness Products International (FPI), a manufacturer of strength training equipment. The acquisition price was USD 11.8 million. FPI's main brand is Icarian and its product range includes single and multi-station selectorized equipment, natural motion models and plate equipment. FPI is a profitable company generating annual sales of approximately USD 13 million.

ClubCom, a provider of private television network systems and audio/video entertainment to clubs and fitness facilities, and Cardio Theater, ClubCom's video hardware and system division, were also acquired in January 2004. The total acquisition price was USD 22 million. The annual net sales of ClubCom and Cardio Theater are approximately USD 15 million, the majority of which is generated by Cardio Theater. Cardio Theater's operations are profitable, whereas ClubCom is still in an unprofitable development stage.

In January 2004, Amer Group reorganized its corporate management structure. The Group's Executive Team now comprises Mr Roger Talermo, President & CEO; Mr Pekka Paalanne, Senior Vice President & CFO; Mr Max Alfthan, Senior Vice President, Corporate Communications; and Mr Kari Kauniskangas, Senior Vice President, Sales & Distribution. Mr Paalanne also acts as Deputy to the President & CEO.

Working alongside the Executive Team is the Amer Sports Executive Board, which comprises representatives from the business areas and key corporate functions. A Management Team has also been established. This comprises the members of the Executive Team plus Mr Eero Alperi (MIS & Supply Chain Development), Ms Christel Berghäll (Human Resources), Mr Heikki Koponen (Legal Affairs), Mr Jari Melgin (Treasury & Investor Relations) and Mr Kai Tihilä (Business Planning & Control).

ADOPTION OF IFRS

The Commission of the European Union has ruled that all publicly listed companies in the EU must prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) by 2005 at the latest. Amer Group plans to switch to IFRS when the amended IAS 22 standard on business combinations comes into force. The standard is due to come into effect in the first quarter of 2004.

The introduction of IFRS rules will change Amer Group's accounting policies mainly as follows: goodwill amortization charges will be replaced by goodwill impairment testing, and the recognition policies for defined benefit pension plans will change. One-off valuation adjustments (e.g. with regard to pension plans) at the time of transition will weaken the equity ratio somewhat. The introduction of IFRS rules is expected to improve the 2004 result, as compared with the current accounting policies, primarily due to the abolition of annual goodwill amortization charges and changes to the recognition policies for defined benefit pension plans.

Amer Group applies hedge accounting complying with IFRS rules from 1 January 2004.

Before the publication of its first IFRS based quarterly results, Amer Group will announce how the new accounting rules will affect the Group's results, balance sheet and other reported figures.

OUTLOOK FOR 2004

Withdrawal from the tobacco business will complete Amer Group's evolution into a pure sports equipment company focused on achieving its goal of becoming the world leader in its field. With a strong cash flow and balance sheet as well as a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group is convinced that the sports equipment market will grow as people's leisure time, living standards and awareness of the importance of physical and mental wellbeing increase.

The global economy is showing signs of picking up, although its future progress is still subject to some uncertainty. The weakening of demand for sports equipment has bottomed out, and Amer believes that demand will start to rise slowly but steadily during 2004.

Amer Group aims to increase its net sales by at least 10% per annum. The primary focus is on organic growth, but the Company actively monitors structural change within the industry and is ready to make acquisitions that fit in with its strategy and thereby will

strengthen Amer Sports as a whole. The target for operating profit as a proportion of net sales is 10%.

The steps taken during 2003 such as Wilson's reorganization and strengthening of the supply chain is expected to help Amer Group to achieve its financial goals. In 2003 Amer Sports' sales and distribution system was strengthened in Switzerland and Japan, and Precor is also starting to reap the benefits provided by Amer Sports' distribution network. In 2004 Amer Group will further strengthen its market position in all its business areas by launching innovative new products and making additional improvements to its distribution system.

The Racquet Sports Division's net sales and operating profit in local currencies are expected to rise in 2004, the biggest opportunities for business growth being in Europe and Japan. The primary goal for the Golf Division in 2004 is a return to profitability. The Golf Division's net sales in local currencies are expected to remain unchanged. Team Sports' net sales in local currencies are expected to grow due to new product launches and the benefits of the acquisition of ATEC. Operating profit is also expected to increase.

Winter Sports will continue to invest in the North American and Japanese snowboard and alpine skiing markets, which are thought to offer the best growth opportunities, and net sales and operating profit in local currencies are expected to rise in 2004. Recent acquisitions have further strengthened Precor's position as a full-line supplier of fitness equipment. Its offering now ranges from elliptical fitness equipment and strength training systems to in-club entertainment services. The Fitness Equipment Division's net sales in local currencies are expected to rise substantially. Operating profit is also expected to increase. Suunto's net sales and operating profit in local currencies are expected to rise in 2004. In particular, sales of wristop computers are expected to grow, boosted by new product launches, and also sales of diving instruments are expected to rise.

Amer Group's sports equipment business's net sales and operating profit in local currencies are expected to be clearly higher than in 2003 (excluding the 2003 patent litigation settlement). Amer Group will withdraw from its tobacco business on 26 March 2004, and Amer Tobacco is expected to contribute an operating profit of about EUR 18 million in 2004.

PROPOSED DIVIDEND

Amer Group pursues a progressive dividend policy reflecting its results, with the objective of distributing a dividend of at least one third of annual net profits. The Board of Directors will

therefore propose to the Annual General Meeting that a dividend of EUR 1.40 (2002: EUR 1.40) per share be paid for the 2003 financial year, representing 53% of the profit for the financial year. The dividend will be paid to all those included on the list of shareholders kept by the Finnish Central Securities Depository on the record date (22 March 2004). The Board of Directors will propose to the Annual General Meeting that the dividend be paid on 29 March 2004.

CONSOLIDATED RESULTS

| EUR million | 2003 | 2002 | Change % |
|---|---|---|---|
| NET SALES | 1,104.4 | 1,101.9 | |
| Depreciation | 38.7 | 34.4 | |
| OPERATING PROFIT | 101.3 | 103.0 | -2 |
| Net financing expenses | -8.2 | -7.4 | |
| PROFIT BEFORE EXTRAORDINARY ITEMS | 93.1 | 95.6 | -3 |
| Extraordinary items | - | - | |
| PROFIT BEFORE TAXES | 93.1 | 95.6 | -3 |
| Taxes | -28.0 | -26.5 | |
| Minority interest | -0.4 | -0.6 | |
| PROFIT | 64.7 | 68.5 | |
| | | | |
| Earnings per share, EUR | 2.77 | 2.95 | |
| Earnings per share, diluted, EUR | 2.76 | 2.91 | |
| Adjusted average number of shares in issue less own shares, million | 23.3 | 23.2 | |
| Equity per share, EUR | 18.94 | 19.17 | |
| ROCE, % | 16.9 | 18.3 | |
| ROE, % | 14.5 | 15.5 | |
| Average rates used: EUR 1.00 = USD | 1.13 | 0.94 | |
| AVERAGE PERSONNEL | 4,089 | 3,827 | |

In financial ratios shareholders' equity and number of shares exclude own shares.

NET SALES BY BUSINESS AREAS

| | 2003 | 2002 | Change % |
|---|---|---|---|
| Racquet Sports | 210.9 | 243.9 | -14 |
| Golf | 158.5 | 213.3 | -26 |
| Team Sports | 183.6 | 203.9 | -10 |
| Winter Sports | 188.5 | 201.6 | -6 |
| Fitness Equipment | 177.0 | 39.5 | |
| Sports Instruments | 76.6 | 85.3 | -10 |
| Tobacco | 109.3 | 114.4 | -4 |
| Net sales, total | 1,104.4 | 1,101.9 | |

OPERATING PROFIT BY BUSINESS AREAS

| | 2003 | 2002 | Change % |
|---|---|---|---|
| Racquet Sports | 20.4 | 25.6 | -20 |
| Golf | -11.4 | 7.1 | |
| Team Sports | 21.1 | 24.0 | -12 |
| Winter Sports | 28.3 | 39.6 | -29 |
| Fitness Equipment | 26.8 | 6.3 | |
| Sports Instruments | 7.5 | 10.5 | -29 |
| Tobacco | 9.5 | 9.2 | 3 |
| Headquarters | -6.6 | -9.2 | |
| Group goodwill | -14.8 | -10.1 | |
| Patent settlement | 20.5 | - | |
| Operating profit, total | 101.3 | 103.0 | -2 |

GEOGRAPHIC BREAKDOWN OF NET SALES

| | 2003 | % | 2002 | Change % |
|---|---|---|---|---|
| North America | 562.7 | 51 | 558.5 | 1 |
| Finland | 100.2 | 9 | 109.5 | -8 |
| Rest of Europe | 312.2 | 28 | 296.0 | 5 |
| Japan | 49.8 | 5 | 56.2 | -11 |
| Asia Pacific | 38.4 | 3 | 34.8 | 10 |
| Other | 41.1 | 4 | 46.9 | -12 |
| Total | 1,104.4 | 100 | 1,101.9 | |

CONSOLIDATED CASH FLOW STATEMENT

| | 2003 | 2002 |
|---|---|---|
| Net cash from operating activities | 88.6 | 90.0 |
| Net cash from investing activities | -23.8 | -177.8 |
| Net cash from financing activities | | |
| Dividends paid | -33.0 | -25.9 |
| Issue of shares | 4.9 | 1.4 |
| Change in net debt | -40.6 | 119.7 |
| Net increase/decrease in cash and cash equivalents | -3.9 | 7.4 |
| Cash and cash equivalents at 1 Jan | 31.0 | 25.7 |
| Cash and cash equivalents at 31 Dec | 27.1 | 33.1 |

CONSOLIDATED BALANCE SHEET

| Assets | 31 Dec 2003 | 31 Dec 2002 |
|---|---|---|
| Goodwill | 266.7 | 312.1 |
| Other intangible fixed assets | 19.2 | 20.9 |
| Tangible fixed assets | 110.1 | 126.5 |
| Long-term investments | 43.2 | 50.3 |

| | 31 Dec 2003 | 31 Dec 2002 |
|---|---|---|
| Inventories and work in progress | 136.9 | 156.4 |
| Receivables | 309.5 | 308.2 |
| Marketable securities | 1.0 | - |
| Cash and cash equivalents | 26.1 | 33.1 |
| Assets | 912.7 | 1,007.5 |

| Shareholders' equity and liabilities | 31 Dec 2003 | 31 Dec 2002 |
|---|---|---|
| Shareholders' equity | 469.9 | 470.2 |
| Minority interest | 3.0 | 3.2 |
| Provision for contingent losses | 29.5 | 19.9 |
| Long-term interest-bearing liabilities | 32.2 | 48.2 |
| Other long-term liabilities | 22.1 | 17.3 |
| Short-term interest-bearing liabilities | 135.5 | 194.8 |
| Other short-term liabilities | 220.5 | 253.9 |
| Shareholders' equity and liabilities | 912.7 | 1,007.5 |
| Equity ratio, % | 50.5 | 45.6 |
| Gearing, % | 31 | 47 |
| EUR 1.00 = USD | 1.26 | 1.05 |

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

| | 31 Dec 2003 | 31 Dec 2002 |
|---|---|---|
| Charges on assets | - | - |
| Mortgages pledged | 17.1 | 18.2 |
| Guarantees | 3.8 | 1.4 |
| Liabilities for leasing and rental agreements | 44.4 | 48.0 |
| Other liabilities | 33.7 | 32.0 |

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

| | 31 Dec 2003 | 31 Dec 2002 |
|---|---|---|
| Nominal value | | |
| Foreign exchange forward contracts | 251.3 | 217.9 |
| Forward rate agreements | 100.0 | - |
| Interest rate swaps | 99.0 | 119.2 |
| Fair value | | |
| Foreign exchange forward contracts | 19.0 | 12.9 |

| | | |
|---|---|---|
| Forward rate agreements | -0.1 | - |
| Interest rate swaps | -1.7 | -1.6 |

QUARTERLY BREAKDOWNS

| EUR million | 2003 | | | | 2002 | | | |
|---|---|---|---|---|---|---|---|---|
| | IV | III | II | I | IV | III | II | I |
| NET SALES | | | | | | | | |
| Racquet Sports | 37.8 | 57.5 | 58.7 | 56.9 | 39.3 | 60.2 | 70.6 | 73.8 |
| Golf | 22.6 | 32.2 | 61.1 | 42.6 | 28.5 | 39.2 | 79.4 | 66.2 |
| Team Sports | 40.4 | 38.6 | 41.5 | 63.1 | 41.9 | 41.4 | 48.6 | 72.0 |
| Winter Sports | 72.0 | 83.3 | 7.2 | 26.0 | 65.4 | 93.8 | 11.3 | 31.1 |
| Fitness Equipment | 48.4 | 42.8 | 34.4 | 51.4 | 39.5 | - | - | - |
| Sports Instru-ments | 20.7 | 16.4 | 19.4 | 20.1 | 23.5 | 17.7 | 22.6 | 21.5 |
| Tobacco | 25.7 | 30.3 | 29.5 | 23.8 | 28.0 | 31.3 | 30.3 | 24.8 |
| Total | 267.6 | 301.1 | 251.8 | 283.9 | 266.1 | 283.6 | 262.8 | 289.4 |
| | | | | | | | | |
| OPERATING PROFIT | | | | | | | | |
| Racquet Sports | 1.9 | 7.8 | 6.9 | 3.8 | 3.2 | 6.6 | 9.5 | 6.3 |
| Golf | -8.1 | -5.6 | 4.4 | -2.1 | -3.6 | -2.1 | 12.9 | -0.1 |
| Team Sports | 3.6 | 2.6 | 4.0 | 10.9 | 3.2 | 2.5 | 6.6 | 11.7 |
| Winter Sports | 16.0 | 24.9 | -9.0 | -3.6 | 16.6 | 31.3 | -6.8 | -1.5 |
| Fitness Equipment | 7.5 | 7.5 | 2.9 | 8.9 | 6.3 | - | - | - |
| Sports Instru-ments | 1.6 | 1.9 | 1.8 | 2.2 | 3.7 | 2.1 | 3.1 | 1.6 |
| Tobacco | 2.0 | 2.8 | 3.2 | 1.5 | 1.9 | 2.3 | 3.3 | 1.7 |
| Head-quarters | -1.9 | -1.2 | -1.0 | -2.5 | -2.1 | -1.9 | -3.1 | -2.1 |
| Group goodwill | -3.6 | -3.7 | -3.7 | -3.8 | -3.4 | -2.1 | -2.3 | -2.3 |
| Patent settlement | - | 20.5 | - | - | - | - | - | - |
| Total | 19.0 | 57.5 | 9.5 | 15.3 | 25.8 | 38.7 | 23.2 | 15.3 |

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

The Group's annual report will be published during week 10. The interim reports in 2004 will be published on 28 April, 12 August and 27 October, respectively.

The Company's Annual General Meeting will be held on Wednesday, 17 March 2004 at 1:00 pm at Amer Group Plc's headquarters in Helsinki (Mäkelänkatu 91).

AMER GROUP PLC
Board of Directors

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER GROUP PLC
Communications

Päivi Antola, Communications Manager
Tel. +358 9 7257 8306, e-mail: paivi.antola@amersports.com
www.amersports.com

DISTRIBUTION:

Hex Helsinki Exchanges
Major media